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                             April 12, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 5, 2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed April 5,
2023

       Prospectus Summary, page 5

   1. Please revise the Prospectus Summary to provide a balanced presentation of your business to date, clearly
stating that you have generated no revenues and quantifying your accumulated deficit.
Please also clarify that no clinical trials have been conducted within the U.S. and that none
of the claims made regarding the components have been reviewed by U.S. regulatory
authorities.
   2. We note your response to our prior comment 1 and reissue in part. We note you have revised your
registration statement to state the following: "As long as our company does not produce CHASIS and
MAGA components, Mag Magna Corp. is not subject to FDA
                                                        regulations. However,
in the event that if we were to implement CHASIS and MAGA
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg  Bilinski
             Corp.
Comapany
April       NameMag Magna Corp.
       12, 2023
April 212, 2023 Page 2
Page
FirstName LastName
         formulas and their direct sale that falls under the FDA's purview, the Company undertakes to obtain all permits and comply with FDA regulations prior to commencing production."
         Please revise your disclosure to clearly explain when the company would be required to seek and obtain FDA approval, as it is not apparent from the prospectus. Please also clearly state whether or not Ipax LLC has obtained FDA approval for the use of MAGA and CHASIS in feed products. If neither the company nor Ipax LLC has obtained FDA approval, please explain what activities the company may conduct at this time without such approval. If the company may not distribute, market and sell products containing
         MAGA and CHASIS in the U.S. at this time and without further regulatory approvals, please clearly state this in the Summary, MD&A and Business sections. Please also clearly state other jurisdictions where the company is authorized to distribute, market and sell products at this time, if any.
3. We note your response to our previous comment 2 and reissue in part. Please revise your disclosure in the Prospectus Summary to include an overview of the data used to support the claims made regarding MAGA and CHASIS. Please also explain the relevance of the
         Ukrainian review and certificates to the company's operations in the U.S. and elsewhere, as applicable. If the company is conducting operations in Ukraine, please so state.
         Alternatively, please explain why Ukrainian certificates and authorizations were sought if no operations are being conducted in Ukraine.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29

4. We note your response to our prior comment 3 and the newly added disclosure on page
         29. Please revise this disclosure to clarify to what State you refer when you say that your application passed "a State patent examination" and where the Department of Bird
         Diseases, Bees and Physicochemical Research of the Republican Unitary Enterprise
            Institute of Experimental Veterinary Medicine named after S.N.
Vyshelessky    is
         located. Please also clarify in this discussion that the clinical trial was not supervised by the U.S. FDA and that the FDA has not passed on the safety or efficacy of MAGA or
         CHASIS. Please also explain, both here and throughout the document, how this data allows you to distribute, market and sell MAGA and CHASIS in the U.S. or elsewhere.
Business, page 30

5. Please revise the Business section to include the data obtained in your clinical trial, detailed in Exhibit 99.8, to support the claims made regarding MAGA and CHASIS.
 Oleg Bilinski
Mag Magna Corp.
April 12, 2023
Page 3

       You may contact Tara Harkins at 202-551-8707 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                        Sincerely,
FirstName LastNameOleg Bilinski
                                                        Division of Corporation
Finance
Comapany NameMag Magna Corp.
                                                        Office of Life Sciences
April 12, 2023 Page 3
cc:       Roger D. Linn
FirstName LastName